Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Pre-Effective Amendment No. 2 to the Registration Statement of T Stamp Inc. on Form S-3 of our report dated April 1, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of T Stamp Inc. as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 appearing in the Annual Report on Form 10-K of T Stamp Inc. for the year ended December 31, 2023. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Marlton, New Jersey

September 6, 2024